Exhibit 1.02

Columbia Sportswear Company

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report of Columbia Sportswear Company (“Columbia”, “the Company,” “we,” “us,” or “our”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Conflict Minerals Rule”). This report has been prepared by the management of Columbia to provide transparency on the use of certain minerals, defined in the Conflict Minerals Rule as “conflict minerals”, which comprise columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“3TG”) where such minerals are necessary to the functionality or production of our products.

Pursuant to the Conflict Minerals Rule, we are required to conduct a good faith reasonable country of origin inquiry designed to determine whether any of the 3TG minerals necessary to the functionality or production of our products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”. Unless otherwise defined, terms used in this Report are defined in the Conflict Minerals Rule and reference should be made to SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012 for such definitions. This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1.

PART I.	COMPANY OVERVIEW

Columbia is an innovator in the global outdoor apparel, footwear, accessories and equipment industry. Founded in 1938 in Portland, Oregon, Columbia products are sold in approximately 100 countries and have earned an international reputation for innovation, quality and performance. Columbia products feature innovative technologies and designs that protect outdoor enthusiasts from the elements, increase comfort, and make outdoor activities more enjoyable. In addition to the Columbia® brand, Columbia Sportswear Company also owns the outdoor brands Mountain Hardwear®, Sorel®, Montrail® and OutDry®.

Our Products

Our principal products include apparel, footwear, accessories and equipment for use in a wide range of outdoor activities by men, women and youth, designed to keep consumers warm or cool, dry and protected. We develop and manage our merchandise in two principal categories:

•	apparel, accessories and equipment; and

•	footwear.

Apparel, Accessories and Equipment

We design, develop, market and distribute apparel, accessories and equipment for men, women and youth under our Columbia and Mountain Hardwear brands. Our products incorporate the cumulative design, fabrication, fit and construction technologies that we have developed over several decades and that we continue to innovate. Our apparel, accessories and equipment are designed to be used during a wide variety of outdoor activities, such as skiing, snowboarding, hiking, climbing, mountaineering, camping, hunting, fishing, trail running, water sports and adventure travel.

Footwear

We design, develop, market and distribute footwear products for men and women under our Columbia, Sorel and Montrail brands and for youth under our Columbia and Sorel brands. Our footwear products seek to address the needs of outdoor consumers who participate in activities that typically involve challenging or unusual terrain in a variety of weather and trail conditions. Our footwear products include durable, lightweight hiking boots, trail running shoes, rugged cold weather boots for activities on snow and ice, sandals for use in amphibious activities, and casual shoes for everyday use. Our Sorel brand primarily offers premium cold weather footwear for men, women and youth, with an increasing focus on young, fashion-conscious female consumers.

In 2013, approximately 82% of our net sales were in the apparel, accessories and equipment category and approximately 18% were in the footwear category.

In accordance with the Conflict Minerals Rule, we conducted an analysis of our products and found that small or trace quantities of 3TG minerals may be present in many of our products. Examples of where 3TG minerals could most commonly be found in our products include:

•	As solder in button, zippers, and other fasteners;

•	As composite material in, or in coating on, buttons, zippers, hooks, and other fasteners, rivets and eyes;

•	As composite material in drawstring /shoelace grommets;

•	As a stabilizer in plastic materials;

•	As solder in outdoor equipment, like tent poles;

•	In electronics on apparel, footwear, and related products;

•	As composite material in glitter and other shiny, reflective materials placed on shoes and clothes;

•	In boot hooks used for lacing;

•	On features of gloves; and

•	In metallicized yarns.

Conflict Minerals Due Diligence Program

At Columbia, we value ethical manufacturing practices and are committed to working with manufacturing partners who share these values. The 3TG minerals are present in many consumer products and may be present in our products. By educating our suppliers, we strive to ensure that 3TG minerals that may be used in our products are obtained from sources that avoid minerals derived from ore mined under conditions of armed conflict and human rights abuses, particularly in the Covered Countries, as defined under the Conflict Minerals Rule. In doing so, Columbia follows the framework guidance provided by the Organisation for Economic Co-operation and Development (OECD) in conducting due diligence to determine whether products include conflict minerals from the Covered Countries.

In an effort to comply with the Conflict Minerals Rule, we have been an active participant in an industry task force that has collaborated among numerous industry groups impacted by the Conflict Minerals Rule.

Conflict Minerals Policy

We have adopted a position statement (“policy”) regarding the sourcing of 3TG minerals which is publicly available on our website at www.columbia.com in the Corporate Responsibility section of the website.

Columbia expects all of its suppliers to avoid use of 3TG minerals originating in the Covered Countries. Suppliers are to establish policies, due diligence frameworks, and management systems, consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, that are designed to accomplish this goal. Specifically, we expect suppliers to maintain records on the source and chain of custody for all 3TG minerals used in the manufacturing of Columbia products and we may require suppliers to provide information with respect to their supply chain in compliance with the Conflict Minerals Rule.

Our policy applies to all vendors, suppliers and licensees of Columbia and its divisions and affiliates. Suppliers providing product, trims or components to Columbia (or who otherwise contract to brand products with a Columbia-owned trademark) that include 3TG minerals are required to:

•	Maintain adequate records regarding its supply chain sources, including adequate contact information;

•	Cooperate with Columbia and respond in a timely manner to information requests by Columbia with respect to the supplier’s sources of 3TG minerals; and

•	Certify, upon Columbia’s request, the sources of supplier’s 3TG minerals.

Contacting Columbia

We have established a process to allow interested parties to contact us with questions, comments or concerns regarding our policy statement or practices. Our Conflict Minerals group may be reached by email at cm@columbia.com.

The product category units contained in this report are aggregated at the product category or highest level. An inquiry regarding a particular product style may be sent to cmrreports@columbia.com.

Scope of Review

This report covers apparel, equipment, accessories and footwear products manufactured for Columbia and its subsidiaries in 2013, other than products specifically excluded as noted below. In accordance with the Conflict Minerals Rule and industry guidance, Columbia determined that certain items were excluded from reporting, including point-of-purchase displays, prototypes, packaging, hangers and samples. In addition, Columbia made determinations and documented decisions with respect to the exclusions from our scope of review of certain dyes, biocides and fungicides included in the product which are not indicated to include 3TG minerals as well as tooling and materials used in the process to make our products.

In the initial scope of our program we also excluded:

•	certain products manufactured by third-party licensees under trademark license agreements;

•	products manufactured pursuant to agreements for which Columbia has limited control over the design, content or manufacturing of the product, including certain products manufactured by our distributors for distribution in markets in their designated territory;

•	certain products manufactured using the assistance of sourcing agents; and

•	certain products manufactured solely for sale in the Japan, China and South Korea markets.

Based on this initial scope of review, we conducted a reasonable country of origin inquiry and due diligence described below.

Supply Chain

Many of the products that we manufacture are highly technical and typically include components and trims from many suppliers. While we may nominate trim and component suppliers to be used by our vast network of finished-good manufacturers, in some cases we may not have direct contractual relationships with these trim and component suppliers. Generally, there are multiple tiers of vendors and suppliers between the 3TG mines and our direct finished-good suppliers. Therefore, we must rely on our direct suppliers to work with their upstream suppliers in order that they may provide us with accurate information about the origin of 3TG minerals in the trims and components included in the finished goods we purchase.

We do not own or operate manufacturing facilities and virtually all of our products are manufactured by independent factories located outside the United States. Our apparel, accessories and equipment are manufactured in approximately 20 countries, with Vietnam and China accounting for approximately 67% of our 2013 apparel, accessories and equipment production. Our footwear is manufactured in four countries, with China and Vietnam accounting for approximately 99% of our 2013 footwear production.

We maintain contracts with most of our finished good suppliers and some of our trim and component suppliers. We have communicated to targeted suppliers our Conflict Minerals Policy and as we enter into new contracts or renew existing contracts, we are adding a clause that requires suppliers to comply with our policy statement and to cooperate with our efforts to identify the sources of 3TG minerals found in the products we purchase from them.

PART II.	DUE DILIGENCE

Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by the The Organisation for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance).

Because of the complexity and size of our supply chain, we developed a risk-based approach that focused on our major suppliers, as well as suppliers that we believed were likely to provide us with trims, components and/or finished goods containing 3TG minerals.

Efforts to Determine Mine or Location of Origin

We requested that all suppliers identified as providing trims, components or goods that possibly include 3TG minerals to provide information to us regarding 3TG mineral use and smelter sources using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict minerals policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG minerals used by those facilities. We believe adoption of this form facilitated a more consistent result in the information we received from vendors who are likely responding to the requests from many other manufacturers and use of the Template represents our reasonable best efforts to determine the mines or locations of origin of 3TG minerals in our supply chain. We reached this conclusion in part as a result of our active participation in an industry task force that has collaborated among numerous industry groups impacted by the Conflict Minerals Rule.

However, in large part, we must rely on the cooperation of other parties in our supply chain to comply with the Conflict Minerals Rule.

Due Diligence Measures Performed

1.	Management Systems

Columbia’s efforts to assess its supply chain in compliance with the Conflict Minerals Rule began prior to adoption of the final rule, including early communications with vendors and participation in industry association groups for the purpose of interpreting the Conflict Minerals Rule requirements as applied to our industry.

In 2013, Columbia engaged an independent consulting firm to conduct a compliance readiness assessment of our compliance framework, documentation and program management. The assessment was performed for the purpose of identifying any gaps with requirements and determining focus areas for further development and advancement of Columbia’s conflict minerals compliance program. Based on recommendations of the independent consultant, Columbia plans to enhance supplier engagement efforts and to develop systems and information management tools to facilitate automation and information processing in order to enable a manageable and sustainable program.

Internal Team

We have established a management system to support supply chain due diligence related to compliance with the Conflict Minerals Rule. Our management system includes an executive steering committee sponsored by the Chief Operating Officer, and a team of key senior executives and subject matter experts from functions such as apparel manufacturing, footwear manufacturing, materials research, legal and accounting. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by our Director of Supply Chain and Process Improvement. A project manager was designated for the purpose of the initial development of processes, timelines and documentation of our compliance program. In addition, our Board of Directors has been periodically updated regarding our efforts to comply with the Conflict Minerals Rule.

We have adopted a centralized management approach, with business unit ownership of supplier outreach as necessary.

Control systems

We do not have a direct relationship with 3TG smelters and refiners. However, we have collaborated with other manufacturers in our industry both directly and through active participation in industry associations that have helped to shape industry-wide initiatives to develop reporting standards and further collaborate with other industry groups to support efforts to develop conflict-free supply chains.

In addition to our management structure, our controls include:

•	A documented Conflict Minerals position statement approved by executive management related to our sourcing of 3TG minerals;

•	Internal and vendor training programs covering Columbia’s Policy and program requirements;

•	Centralized project team with senior management support from Legal, Supply Chain and Manufacturing departments;

•	Assigned personnel in the regional offices to conduct a reasonable country of origin inquiry (“RCOI”) and follow up on due diligence;

•	A notation in our Restricted Substance List that establishes the expectation that our suppliers avoid use of 3TG minerals derived from Covered Countries and requires suppliers to keep and provide records on the source and chain of custody for 3TG minerals used in the manufacturing of our products;

•	A Conflict Minerals contract clause that requires suppliers to provide us with information about their sources of 3TG minerals;

•	Quarterly updates to Executive management;

•	Periodic updates to the Board of Directors; and

•	An established grievance mechanism included in Columbia’s position statement to direct questions or concerns about Columbia’s conflict minerals program to a specific email address.

Maintenance of records

We have established a central repository for information in order to facilitate access and retention of records. A retention policy is in place to ensure that relevant materials are preserved for appropriate periods.

Supplier Engagement

We began communicating with our suppliers in 2012 to educate them about the expected Conflict Minerals Rule implementation. After the final Conflict Minerals Rule was implemented, our policy and Columbia’s requirements were communicated to 368 active finished goods and raw material vendors across our apparel and footwear supply chains. Training documentation was provided to targeted suppliers to share general information about the Conflict Minerals Rule along with Columbia’s requirements to vendors regarding this obligation. We have leveraged our existing liaison offices to facilitate engagement with our suppliers, including support in answering questions about the training materials and the supplier’s role in complying with the Conflict Minerals Rule requirements.

As part of its due diligence requirements, Columbia required vendors to complete (i) the Template, disclosing a high-level assessment of vendor’s use of 3TG minerals and (ii) a smelter list, documenting the vendor’s source of 3TG minerals, as cross referenced against the Conflict Free Smelter Program. In addition, we also requested a product list, including a list of the products sold to Columbia or its subsidiary where 3TG minerals were present.

2.	Identify and Assess Risk in the Supply Chain

For purposes of complying with the Conflict Minerals Rule, we adopted a risk-based approach which began with a review of all products with potential presence of 3TG minerals, as discussed in Scope of Review, above. However, we did not exclude any products based on a determination of whether the 3TG mineral is necessary to the functionality or production of the product. Our RCOI was based on identification of the suppliers manufacturing trims, components or finished goods for Columbia that could contain 3TG minerals.

Based on the Conflict Minerals Rule requirements and OECD framework and a thorough review of Columbia’s program, risk areas have been identified. We identified risks to the goal of compliance with the Conflict Minerals Rule and analyzed them for possible effects. Our program design includes documented control activities designed to mitigate those risks. In addition, we have mechanisms in place that are designed to identify changes that may affect our ability to achieve our objectives related to Conflict Mineral program compliance.

Risk factors inherent to our process that could affect our conflict minerals activities include:

•	Major changes in our operating processes or foreign sourcing operations;

•	Inaccurate classification of materials and trims that may result in incorrect final report results;

•	Inaccuracy of our database of suppliers and appropriate contacts that are specific to the conflict minerals program, and inability to accurately identify all local manufacturing and licensing arrangements specific to regions outside the United States;

•	Introduction of new product lines, products, or other business activities;

•	Disruption of our information systems or incompatibility of our systems with our suppliers’ systems;

•	Adequacy of internal controls to prevent noncompliance with the Conflict Minerals Rule;

•	Business acquisitions; and

•	Adverse impacts to the company’s relationships with its suppliers due to costs and burden of compliance.

Other external factors that could affect our conflict minerals activities include:

•	Changes or developments in legislation, regulations, rulings, and court decisions;

•	Availability of information from our suppliers;

•	Reliability of representations by suppliers indicating the facility at which its conflict minerals were processed and accuracy in demonstrating that those conflict minerals did not originate in the Covered Countries or came from recycled or scrap sources; and

•	Suppliers being unable or unwilling to provide us with the information we need to comply with the Conflict Minerals Rule on a timely basis or at all.

Survey Responses

Our conflict mineral reporting process involves:

•	Identifying trims and components used in our products that could contain 3TG minerals;

•	Reviewing the bill of materials for trims and components that could contain 3TG minerals;

•	Identifying suppliers of trims and components or finished goods that could incorporate materials that could contain 3TG minerals;

•	Establishing suppliers that are included in the scope of our 3TG minerals reporting process in accordance with the Conflict Minerals Rule; and

•	Sending Templates and supplemental questions and materials to finished good and component suppliers to determine if these vendors have product that potentially contains 3TG minerals.

Following this process, we distributed Templates and materials to 40 suppliers, representing primarily trim and component suppliers. We received responses from 39 suppliers, for a response rate of approximately 98%. Among the responding suppliers, 21% reported having 3TG minerals in products produced for Columbia, primarily consisting of tin.

Approximately 73% of the responses received provided data at a company or divisional level. The majority of the remaining suppliers declared that information was provided at a product level.

We reviewed the supplier responses against risk factors and criteria developed to determine which responses required further engagement. The criteria included incomplete responses as well as inconsistencies within the data reported by those suppliers and we have worked directly with them in an effort to secure revised responses. As a result of the review, 23 of the suppliers were designated as “high risk”, 14 suppliers were designated as “medium risk” and 2 were designated as “low risk. One supplier did not respond. In 2013, Columbia focused its due diligence efforts on those suppliers designated as “high risk.”

Factors that may impact the risk factor assigned to a particular supplier include, but are not limited to:

•	Poor ability to report on chain of custody;

•	Reliability of vendors’ responses;

•	Vendors’ independent conflict minerals program defined differently than Columbia’s;

•	Use of subcontractors other than as nominated by Columbia for manufacturing;

•	Additional product not included in original seasonal review process;

•	An undocumented change in trims or components;

•	Lack of engagement in Vendor Training Program; and

•	Lack of record keeping or assigned contact person.

Smelters or Refiners and Country of Origin of 3TG Minerals

Some of our suppliers provided a list of smelters used to process 3TG minerals contained in the goods supplied to their customers. Where the smelter name was provided, we verified whether the facility was listed on the EICC-GeSi smelter list included in the Template and whether the facility was included in the list of smelters designated as “active” in the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict Free Smelter Program as of May 22, 2014. Of the 9 relevant smelters identified by our suppliers, 6 have been designated as “Conflict-Free” under CFSI’s Conflict Free Smelter Program as of April 7, 2014. One smelter has been designated as “active” in the Conflict Free Smelter Program and two other smelters are not active in the Conflict Free Smelter Program. Columbia is completely reliant on the independent audits under the Conflict Free Smelter Program and does not participate in industry smelter audits at this time.

The following smelters were specifically identified by our suppliers:

Metal Type	Standard Smelter Name

Tin	Minsur

Tin	Cookson

Tin	Yunnan Tin Company Limited

Tin	Malaysia Smelting Corp

Tin	Melt Metais E Legas

Tin	Mitsubishi Material

Tin	PT Koba Tin

Tin	PT Bukit Timah

Tin	Global Inter Chem

Based on information provided by our suppliers, it is believed that countries of origin for these 3TG minerals include Brazil, Peru, United States, China, Malaysia, Japan, India and Indonesia. None of our suppliers reported that they sourced 3TG minerals for trims, components or finished goods provided to us from the Covered Countries.

3.	Design and Implement a Strategy to Respond to Risks

We have implemented a risk management plan that outlines our responses to identified risks and, in the initial year of our conflict minerals program, conducts further inquiries with suppliers designated as “high risk.” Based on our further inquiries, we found no instance where it was necessary or appropriate to temporarily suspend orders or disengage with a supplier. We intend to continue to educate our suppliers to enhance and improve the quality of responses and disclosures in future reporting periods. In furtherance of those objectives, we will engage in regular ongoing risk assessments through our suppliers’ annual data submissions and internal reviews.

4.	Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG mineral smelters and refiners and therefore do not perform or direct audits of these entities. Our current efforts are limited to cross referencing smelters identified by our suppliers against the Conflict Free Smelter Program, as included in the Template. Columbia intends to monitor supply chain due diligence opportunities by continuing engagement in industry groups collaborating on these efforts.

5.	Report on Supply Chain Due Diligence

Columbia has determined in good faith that during 2013, Columbia manufactured and contracted to manufacture products which include 3TG minerals that are necessary to the functionality or production of its products. Based on a reasonable country of origin inquiry, none of our responding suppliers has disclosed to us that any of such 3TG minerals originated or may have originated in the Covered Countries. However, we do not have sufficient information from all of our suppliers to conclude whether 3TG minerals used in our products originated in the Covered Countries, and therefore we have determined all of our products to be DRC conflict undeterminable.

This Conflict Minerals Report constitutes our annual report on our 3TG minerals due diligence and is available on our website www.columbia.com and is filed with the Securities and Exchange Commission on Form SD.

Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence we conduct to further mitigate the risk that the 3TG minerals in our products directly or indirectly finance or benefit armed groups in the Covered Countries:

•	Include a conflict minerals flow-down clause in new or renewed supplier contracts;

•	Enhance systems to improve identification of trims, components and products that may include 3TG minerals;

•	Identify and submit system requirements that will improve the tracking, vendor training, vendor identification, reasonable country of origin and due diligence efforts;

•	Increase the number of suppliers requested to provide us with 3TG minerals information, including a focus on local manufacturing and licensing arrangements specific to regions outside the United States;

•	Engage with suppliers and direct them to information and training resources to attempt to increase the response rate and improve the content of the supplier survey responses;

•	Work with relevant trade associations to define and improve best practices;

•	Expand due diligence to include medium risk suppliers; and

•	Incorporate our policy into our raw materials vendor agreement.

In future periods, we expect to engage an independent third party to conduct a private sector audit of our conflict minerals program.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws, including statements regarding Columbia’s conflict minerals program. Words such as “expects,” “intends,” “plans,” “believes,” and “anticipates” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Risk Factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Risk Factors include, among others: reliability of representations by suppliers and suppliers being unable or unwilling to provide us with the information we need to comply with the Conflict Minerals Rule or not providing the information in a timely manner. Additional risk factors relating to Columbia’s business are discussed in Columbia’s reports filed with the Securities and Exchange Commission and exhibits thereto. The company cautions that forward-looking statements are inherently less reliable than historical information. The company does not undertake any duty to update any of the forward-looking statements after the date of this document to conform them to actual results or to reflect changes in events, circumstances or its expectations. New factors emerge from time to time and it is not possible for the company to predict all such factors, nor can it assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.